SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.

                                   FORM U-6B-2

                           Certificate of Notification

     Filed by a registered holding company or subsidiary thereof pursuant to Rule 20(d) adopted under the Public Utility Holding Company Act of 1935.

                      South Carolina Electric & Gas Company
                                  (the Company)

      This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

  1.    Type of security or securities.

        Three-year Credit Agreement for a revolving credit facility (Agreement)

  2.    Issue, renewal or guaranty.

         Issue

  3.    Principal amount of each security.

        The principal amount of the security will vary over time as borrowings are made but shall not exceed in the aggregate $75 million at any one time outstanding.

  4.    Rate of interest per annum of each security.

          (i) LIBOR rate for the period plus the Applicable Percentage or (ii) the higher of (a) the Federal Funds rate plus 1/2 if 1% and (b) the publicly announced Prime Rate as denominated and set by Bank of America, N. A., as Agent. The Applicable Percentage is based up the long-term senior unsecured debt rating of the Company and ranges from 0.375% to 1.5%.


  5.    Date of issue, renewal or guaranty of each security.

        June 18, 2002

  6.    If renewal of security, give date of original issue.

        Not Applicable

  7.    Date of maturity of each security.

        June 18, 2005

  8.    Name of persons to whom each security was issued, renewed or guaranteed.

          Bank of America, N. A.; Wachovia Bank, National Association; The Bank of New York; Credit Suisse First Boston; Suntrust Bank and KBC Bank of
          N. V. as lenders with Bank of America, N. A. as administrative agent.

  9.    Collateral given with each security, if any.

         None.

  10.   Consideration received for each security.

          The right to borrow, replenish and reborrow up to $75 million until maturity.

     11.   Application of proceeds of each security.

          The proceeds from the borrowings will be used for general corporate purposes.

     12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

            a.  the provisions contained in the first sentence of Section 6(b)

                ----------

            b.  the provisions contained in the fourth sentence of Section 6(b)

                ----------

            c.  the provisions contained in any rule of the commission other
                than Rule 48    X
                            ---------

     13.    If the security or securities are exempt from the provisions of
            Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than five percentum of the principal amount and par value of the other securities of such company then outstanding.

           Not Applicable

     14.    If the security or securities are exempt from the provisions of
            Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

           Not Applicable

     15.    If the security or securities are exempt from the provisions of
            Section 6(a) because of any rule of the Commission other than Rule 48 designate the rule under which exemption is claimed.

           Rule 52


                              South Carolina Electric & Gas Company


                              By:      s/James E. Swan, IV
                                       -----------------------------------
                                       James E. Swan, IV
                                       Controller

Dated:    June 28, 2002